AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	ir@avino.com www.avino.com

TSX-V: ASM
U.S. OTC BB: ASGMF
October 13, 2009	Berlin & FSE: GV6

AVINO REPORTS ON PROGRESS TOWARDS
BULK SAMPLING AND PRODUCTION

Avino Silver & Gold Mines Ltd. (the "Company") reports significant progress towards its goal of beginning a 10,000-tonne bulk sample leading to production at the company’s Avino silver mine in Mexico.  Plant refurbishing is nearly complete, all permits are in place and management expects to begin processing ore from the high-grade San Gonzalo vein during the first quarter of 2010.

A major portion of the work and investment in 2009 centered on modernizing the existing mine and equipment.  David Wolfin, president emphasized the steps required to make the facility production-ready. “From rebuilding crushers and ball mills to re-fitting the plant, we are committed to making this facility modern and efficient. We are looking well beyond the bulk sampling phase and preparing for many years of production.”

The Avino mine operated continuously from 1974 to 2001, when low silver prices and the closure of a key smelter forced it to suspend operations. The eight-year shutdown meant practically every aspect of the facility had to be upgraded or replaced. “We’ve been fortunate to have a resourceful crew managing the project,” Wolfin stated.  “They have saved us a great deal of money and time by sourcing local parts and supplies and, when necessary, machining their own parts on site. While the scope of the work has been extensive, the total remaining cost of the upgrade has been projected at just over $1.5 million.”

Wolfin also stated that a crucial element for the upcoming bulk sampling and production is now in place. “We have had positive discussions with a Mexican smelter to take all of our concentrate,” said Wolfin. “This is something we have been working on for some time.  We continue to source alternative buyers.”

Avino’s Project Engineer Jasman Yee, who is overseeing the project, outlined the following key milestones achieved at the mine in 2009:

1)
Secured all permits to operate the San Gonzalo deposit and the processing plant at the rate of 250 tons per day. These permits are valid for running the 10,000 ton bulk sample as well as full production. In addition, Avino has kept these permits in good standing with regular submissions to the regulatory authorities to maintain compliance.

2)
Held discussions with power supplier CFE with regards to increasing the supply of power to the plant. This step was necessary to operate the 250tpd circuit on a sustained basis and resulted in and electrical system upgrade.

3)	Finalizing selection of the mining contractor for development work and extraction of the 10,000-ton bulk sample. Objective is to have the collaring of the decline started in November of this year.

4)	Water supply system from the tailings pond completed and fully functional.

5)	Repairs to the assay lab completed. A new AAS unit was purchased to provide on-site control assays.

6)
The 250 tpd mill circuit is almost complete with all major pieces in place. Outstanding work includes the purchase of several pumps in the filter area and installation of the all the slurry, water and air pipelines.

7)	Crushing plant is being upgraded with major repairs to the cone crusher, vibrating screen and the conveyors.

The decline will descend into the San Gonzalo vein, where drilling over the past two years has outlined a resource of 444,250 tonnes grading 332 g/t silver, 2.61 g/t gold, 1.5% zinc and 1.0% lead.  Exploration and development to expand the resource will continue.

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.